Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-58793 and 333-87398 on Form S-3 and Nos. 333-91960, 333-37859, 333-75629 and 333-39036 on Form S-8 of Meritage Homes Corporation of our report dated March 15, 2004, relating to the financial statements of Meritage Homes Corporation and of our report on internal control over financial reporting dated March 15, 2005 (which report expresses an unqualified opinion on management’s assessment on the effectiveness of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting, and includes an explanatory paragraph relating to a material weakness identified), appearing in this Annual Report on Form 10-K of Meritage Homes Corporation for the year ended December 31, 2004.

DELOITTE & TOUCHE LLP

Phoenix, Arizona

March 15, 2005